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NEWS RELEASE for December 21, 2001 IMMEDIATELY
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Contact:     Allen & Caron Inc           A.C.L.N. Limited
             Jill Cieslak (Investors)    Jane Creber, V.P. Investor Relations
             Len Hall (Media)            310-551-0062
             949-474-4300                jane@aclnltd.com
             jill@allencaron.com
             len@allencaron.com

                     A.C.L.N. LIMITED ISSUES CLARIFICATIONS

LOS ANGELES, CA (December 21, 2001)....A.C.L.N. Limited (NYSE:ASW) is responding to statements attributed to shortsellers in an article that appeared today in The New York Times and yesterday in TheStreet.com. Aldo Labiad, the Chief Executive Officer, stated: "These statements are not true and the inquiries being made by the shortsellers to our business partners have been harmful to our business. In issuing this press release we hope to address the issues that have been raised."

Cash
----

The Company's cash and cash equivalents in its bank accounts at September 30, 2001 was $117,587,888. The Company's cash and cash equivalents are liquid and fully available for use in its business.

Shareholdings
-------------

At the time of the filing of the Company's prospectus in connection with its initial public offering in June 1998, Joseph Bisschops, our Chairman, beneficially owned 9,830,157 shares (adjusted for stock splits). He has an economic interest in 5,756,855 of these shares while his beneficial ownership in the remaining 4,073,299 of these shares derived from a power of attorney from Pearlrose International Holdings, Scott Investments, Gilbert Management, Emerald Sea Marine and Mountford Marketing Corporation allowing Mr. Bisschops to vote their shares. The Company has been informed by Mr. Bisschops that he does not have an economic interest in any of Pearlrose, Scott Investments, Gilbert Management, Emerald Sea Marine and Mountford Marketing.

Prior to the filing of the Company's Form 20-F in June 2001, Mr. Bisschops' power of attorney with respect to 2,831,526 shares held by Pearlrose, Scott Investments, Gilbert Management and Emerald Sea Marine was withdrawn and these shareholders may have sold some or all of these shares. Since the filing of the Company's Form 20-F in June 2001 relating to the year ended December 31, 2000, Mr. Bisschops' power of attorney with respect to 1,241,773 shares held by Mountford has been withdrawn and these shareholders may have sold some or all of these shares. The Company plans to include this disclosure, and any subsequent changes, in its Form 20-F to be filed with respect to the year ending December 31, 2001.

The shares that are no longer subject to a power of attorney for Mr. Bisschops may have been sold by their shareholders. The Company has no obligation to make filings with the





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SEC when its shareholders sell shares. That obligation, if any, resides with the respective shareholders. The Company has, however, asked Mr. Bisschops whether he has sold any of the shares he owns and the Company has been advised by him that he has not made any sales of shares since the Company's initial public offering in 1998.

Ownership of Sea Atef
---------------------

The Company's filings state that it owns the Sea Atef, a 2,850 capacity ship that it uses in its logistics business. The Company owns the Sea Atef indirectly through the Sea Atef Shipping Company which, in turn is owned by D.C.C. Limited and Mr. Merhi Abou Ali Merhi. Also in accordance with maritime practice, Mr. Bisschops controls D.C.C. Limited on behalf of the Company and Mr. Merhi Abou Ali Merhi holds shares in Sea Atef Shipping Company on behalf of the Company for a small fee. In addition, Mr. Bisschops has a general power of attorney from Sea Atef Shipping Company. This ownership structure is common in maritime industry to minimize liability to the owner of the vessel. Under US GAAP, the Company's control of the Sea Atef Shipping Company is sufficient for inclusion of the Sea Atef in the Company's financial statements.

Merhi Abou Ali Merhi
--------------------

Except as noted above, the Company does not have a broader relationship with Mr. Merhi Abou Ali Merhi and does not do business with Abou Merhi Lines. In addition, the Company is not aware of a relationship between Abou Merhi Lines and Mr. Merhi Abou Ali Merhi.

Germanco
--------

The Company recognizes that Germanco is sometimes utilized by owners of vessels which ship cars in the Company's logistics business. Any business relationship this creates is not a direct one and the Company does not pay fees to Germanco. The Company is not aware of any of the business relationships Germanco has with Abou Merhi Lines or other parties.

Fees paid to MFT
----------------

The Company is aware of the discrepancy in the disclosure of the amount of fees paid to its Belgian port agent, MFT, which is controlled by Mr. Bisschops. In its Form 20-F for the year ended December 31, 1999, the Company reported that, in 1998 and 1999, it paid aggregate fees of $2,427,000 and $2,903,000 in the textual disclosure under Item 13, not in its financial statements. In its Form 20-F for the year ended December 31, 2000, the Company reported that, in 1998 and 1999, it paid aggregate fees of $4,563,148 and $5,402,328. MFT provides agent services for which it receives a commission and administrative and stevedoring services for which it receives a fee. The difference in the disclosed amounts is due to an oversight in the Form 20-F relating to the year ended December 31, 1999 which only included commissions and administrative fees. This oversight was corrected in the Form 20-F relating to the year ended December 31, 2000 by the inclusion of the stevedoring fees in the total amount disclosed for all periods.




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Selling, general and administrative expenses
--------------------------------------------

In addition, the Company's year-end press release for 2000 stated that selling, general and administrative expenses were $4.9 million. In its Form 20-F filed on June 28, 2001, the amount of selling, general and administrative expenses was adjusted to $5.2 million, which is the correct amount. The difference of approximately $300,000, which was not material, was due in large part to an increase in the depreciation rate of the Sea Atef due to a change in Company's view of the useful life of the vessel.

About A.C.L.N. Limited
----------------------
         A.C.L.N. Limited (www.aclnfltd.com) is a global leader in pre-owned automobile and truck logistics, serving six European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) providing pre-owned automobile and truck logistics services between Europe and Africa, and (ii) purchasing and selling new automobiles in Africa on a wholesale basis.

         This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the A.C.L.N.'s sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historical fact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the A.C.L.N.'s recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.